Aleafia Submits Application to List on NASDAQ

Up-Listing to NASDAQ to Provide Greater Exposure to U.S. Investors

TORONTO, Oct. 02, 2018 -- Aleafia Health Inc. (TSXV: ALEF; OTCQX: ALEAF, FRA: ARAH) (“Aleafia“) or (the “Company“), one of Canada’s leading, vertically integrated cannabis companies, is announcing that it has submitted a finalized application to list its common shares on the NASDAQ.

Listing on a major United States stock exchange will provide unparalleled liquidity and place Aleafia among a small handful of Canadian cannabis companies. The U.S. based NASDAQ stock market is the second largest stock exchange by market capitalization.

Aleafia also intends to submit a Form 40-F, a requirement for Canadian companies to register securities it intends to offer on U.S. markets, to the Securities and Exchange Commission (SEC) later this week. The listing remains subject to NASDAQ and SEC approval.

“Listing on the NASDAQ is another step as we continue to execute on our stated goal of attaining a global leadership position in the cannabis space,” said Aleafia Chairman Julian Fantino.

“Management believes that listing on the NASDAQ will help to broaden our shareholder base, increase appeal to institutional investors, provide shareholders with better liquidity and, ultimately increase shareholder value, allowing Aleafia to rapidly accelerate our business strategy,” said Aleafia CEO Geoffrey Benic.

Aleafia’s common shares will continue to trade on the OTCQB under the ticker symbol “ALEAF” until NASDAQ approval and up-listing. Aleafia’s common shares will also continue to trade on the TSX Venture Exchange ("TSXV") under the ticker symbol "ALEF" post-NASDAQ up-listing.

Aleafia Highlights:

•	160,000 sq. ft. Niagara greenhouse retrofitting on schedule and expected to be complete in late 2018
•	Fully funded annual growing capacity of 38,000 kg of cannabis flower to be reached in 2019
•	Signed supply MOU with CannTrust Holdings Inc. for up 15,000 kg of cannabis in 2019
•	Planning of Aleafia’s Port Perry expansion underway, with all production options on the table, including an innovative, ultra low-cost outdoor grow
•	Reached milestone of 50,000 medical cannabis patients
•	Secured first medical cannabis sale in company’s history, only days after securing Sales Licence from Health Canada
•	Added to Horizons Marijuana Life Sciences ETF, the largest cannabis ETF in the world

For Investor Relations & Media Relations:

Nicholas Bergamini, VP Public Affairs
IR@AleafiaInc.com

About Aleafia Health Inc.:

Aleafia is a leading, vertically integrated cannabis company with major cannabis cultivation & processing and medical cannabis clinics business operations. Aleafia owns two cannabis cultivation facilities, one of which is licensed and fully operational and one which will be fully operational in late 2018. Aleafia will reach a fully-funded annual growing capacity of 38,000 kg in 2019. Canabo Medical Clinics are the largest brick and mortar medical cannabis clinic network in Canada with 22 locations and over 50,000 patients.

Neither Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.